082-01856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

07026847

RECEIVED
2007 SEP 21 A 6:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 12, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

SUPPL

Dear Sirs:

RE: African Metals Corporation (the "Company")
Notice of 2007 Annual General Meeting & Record Date

In accordance with National Instrument 54-101, please be advised of the following information:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	Tuesday, October 30, 2007 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	October 2, 2007
Record Date:	October 2, 2007
Proxy Voting Cut-off Date:	Friday, October 26, 2007
Date Proxy Material Available:	October 4, 2007
Class of Securities entitled to receive Notice to Vote:	Common

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

dw 9/21

END